

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 11, 2016

M. Jay Allison
Chief Executive Officer and Chairman
Comstock Resources
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

> **Re:** **Comstock Resources, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 1, 2016**
> **File No. 333-212795**

Dear Mr. Allison:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that you may issue up to $75 million in interest on the New Senior Secured Notes via Payment-In-Kind ("PIK") Notes per payment date. You may also issue an unspecified amount of interest on the New Convertible Notes via PIK Notes as well. Given that debtholders of each series are making an investment decision now to receive PIK Notes at a later date, you should register a sufficient number of PIK Notes and common stock representing a bona fide estimate of the amounts of such securities you will ultimately be issuing. Please advise or revise.

Cautionary Note Regarding Forward-Looking Statements, page iv

2.   The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The New Convertible Notes, page 15

3.   Regarding the PIK provision, you indicate that "[f]or each series of New Convertible Notes, interest will be payable by issuing additional notes in an amount equal to the applicable amount of interest for the interest period (rounded down to the nearest whole dollar)." Since you do not cite any limitation on such payment, as you do for the New Senior Secured Notes, this suggests that you intend to make the interest payments only via PIK Notes. Please clarify your disclosure.

Exhibit 5.1

4.   The assumption on page 2 that "all persons who signed such documents on behalf of a business entity were duly authorized to do so" appears overly broad. With regard to the company and any co-registrant guarantors, counsel may instead receive and rely upon applicable officers' certificates. Please obtain a revised opinion which does not include those parties within the scope of the assumption. Please see Section II.B.3.a of Staff Legal Bulletin No. 19 (CF) (October 14, 2011) ("SLB 19") for guidance.

5.   We note your reliance on the opinion of Woodburn and Wedge with respect to certain matters. See our comments below regarding Exhibit 5.2. Those issues may limit your ability to rely on that opinion.

6.   Assumptions "vi" and "viii" listed at the top of page 3 appear to be overly broad or to assume readily ascertainable or otherwise material facts. While it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion, counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume legal conclusions. See SLB 19.II.B.3.a.

Exhibit 5.2

7.   The assumption on page 2 that "all persons who signed such documents on behalf of a business entity were duly authorized to do so" appears overly broad. With regard to the company and any co-registrant guarantors, counsel may instead receive and rely upon applicable officers' certificates. Please obtain a revised opinion which does not include

those parties within the scope of the assumption. Please see Section II.B.3.a of SLB 19 for guidance.

8. Assumption "vi" at the top of page 3 appears to assume certain conclusions of law that are necessary findings for the opinion given. Please revise your opinion to remove such assumptions. See Section II.B.3.a of SLB 19.

9. Assumptions "vi" and "viii" listed on pages 3 and 4 appear to be overly broad or to assume readily ascertainable, or otherwise material facts. While it may be appropriate to assume that specific factual events may take place after effectiveness in granting the legal opinion, counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or assume legal conclusions. Please see Section II.B.3.a of SLB 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, me, at 202-551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources